Mail Stop 0308

May 23, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. Paul J. Evanson
Chief Executive Officer
Allegheny Energy, Inc.
800 Cabin Hill Drive
Greensburg, PA 15601

	RE:	The Potomac Edison Company
		Allegheny Generating Company
		Form 10-K for the fiscal year ended December 31, 2004
		Filed March 11, 2005
      File Nos. 1-3376 and 0-14688
      Registration Statement on Form S-4
      Filed April 29, 2005
      File No. 333-124473


Dear Mr. Evanson:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

General
1. Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

The Potomac Edison Company and Subsidiaries - Results of
Operations,
page 85
2. We note that effective January 8, 2002, distribution rates for Maryland customers decreased due to the Customer Choice Credit, which will remain in effect until a total of $72.8 million has been credited to residential customers and a total of $10.5 million has been credited to commercial and industrial customers. Please explain the specific provisions of this credit. Further, please explain why the total amount to be credited does not represent a regulatory liability under paragraph 11 of SFAS 71.

Financial Condition, Requirements and Resources

Liquidity and Capital Requirements

Other Matters Concerning Liquidity and Capital Requirements, page
95
3. Please consider revising your table of contractual cash obligations to include the following:
(a) Estimated interest payments on your debt;
(b) Estimated payments under interest rate swap agreements; and
(c) Required funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission`s
MD&A Guidance issued December 19, 2003, available at www.sec.gov.

New Accounting Standards, page 106
4. You disclose that, based on a qualitative analysis, you do not believe that either West Penn or Potomac Edison is the primary beneficiary of either of the described variable interest entities. Please show us how you performed the qualitative analysis, including the basis for your conclusion. Further, tell us when you entered into the long-term electricity purchase contracts with these entities, whether the contracts are PURPA related, why you are "unable" to obtain the quantitative information, and whether this represents a temporary or permanent situation.

The Potomac Edison Company and Subsidiaries - Consolidated Statements of Cash Flows, page 219
5. Your netting of cash flows related to other assets and liabilities in arriving at your operating cash flows may not be appropriate. Please present the changes in other assets separately from the changes in other liabilities to the extent significant. If not, please provide us a detail of the items comprising other operating cash flows and, if not clear from the descriptive caption, ensure we understand your basis for operating classification.

Note 5. Asset Impairments, page 231
6. Please explain your basis under GAAP for including the impairment of the Hagerstown, Maryland property in "Other income and expenses, net" rather than as a component of operating income. See paragraph
25 of SFAS 144.

Note 11. Pension Benefits and Postretirement Benefits Other than Pensions, page 234
7. Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount.

Item 9A. Controls and Procedures, page 263
8. We note your statement that "any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov.



*    *    *    *

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Sarah Goldberg, Staff Accountant, at (202)
551-
3340, or me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Jim Allegretto
							Senior Assistant Chief
Accountant




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Mr. Evanson
May 23, 2005
Page 1